VIVUS, INC.
900 E. Hamilton Avenue, Suite 550

Campbell, CA 95008

December 29, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:                             VIVUS, Inc.

Request to Withdraw Registration Statement on Form S-1, as amended,

File No. 333-239024, and Registration Statement on Form S-1,

File No. 333-239027

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), VIVUS, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of each of (1) the Company’s Registration Statement on Form S-1 (File No. 333-239024), originally filed with the Commission on June 8, 2020, together with any amendments and exhibits thereto, and (2) the Company’s Registration Statement on Form S-1 (File No. 333-239027), originally filed with the Commission on June 9, 2020, together with any amendments and exhibits thereto (collectively, the “Registration Statements”).

The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the planned public offering of shares of common stock, par value $0.001 per share, of the Company or any other securities of the Company under the Registration Statements. On July 7, 2020, the Company and all of its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On December 10, 2020, the Bankruptcy Court approved the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of VIVUS, Inc. and Its Affiliated Debtors (the “Plan”) and on December 11, 2020 (the “Effective Date”), the Plan became effective pursuant to its terms. All previously issued and outstanding equity interests in the Company were automatically cancelled and extinguished as of the Effective Date. Promptly following the effectiveness of this application for withdrawal and of the Company’s related post-effective amendments to Registration Statements on Form S-3 and Form S-8, the Company intends to file a Form 15 to terminate the registration of the Company’s securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend its obligations to file reports under Sections 13(a) and 15(d) of the Exchange Act.

The Registration Statements have not been declared effective by the Commission and the Company confirms that no securities have been sold or will be sold under the Registration Statements. Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statements will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statements.

Please send copies of the written order granting withdrawal of the Registration Statements to Jon Layman of Hogan Lovells US LLP, the Company’s legal counsel, via e-mail at jon.layman@hoganlovells.com. To the extent practicable, the Company respectfully requests that the staff of the Commission respond to this application by January 8, 2021.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statements, please do not hesitate to call or e-mail Jon Layman at (415) 374-2373 or jon.layman@hoganlovells.com.

[Signature page follows]

Very truly yours,

VIVUS, INC.

By:	/s/ John L. Slebir
Name:	John L. Slebir
Title:	Senior Vice President, Business Development and General Counsel

[Signature Page to Withdrawal Request Letter]